Cortlandt Street Holdings, Inc

my contact network

ANNUAL REPORT

4900 Woodway Dr #975

Houston , TX 77056

(832) 367-3077

http://mycontactnetwork.com

This Annual Report is dated April 30, 2024.

BUSINESS

Company Overview

Cortlandt Street Holdings, Inc. d/b/a My Contact Network ("MCN" or the "Company") operates in the software applications industry, providing a unique solution for simplifying the process of managing and updating contact information. Since its establishment in September 2017, the Company has focused exclusively on the development and enhancement of its contact management application.

Product and Service

The flagship product offered by the Company is the My Contact Network application. This application enables users to easily create, share, and update contact cards, including phone numbers, emails, physical addresses, and social media. It serves as a centralized platform for individuals and organizations to manage their contacts efficiently. Users can invite their friends, colleagues, and other contacts to join the application, facilitating seamless connection and communication.

Planned Business Model

The Company plans to utilize a diversified revenue model, catering to different customer segments. While the exact revenue models are still in development and may be different than those outlined below, we envision the following:

Consumer: Individuals can download the My Contact Network application for free. They can create their contact cards and invite others to join the platform. As the user base expands, the Company plans to introduce tiered pricing for connections. As an example, once a user reaches 100 connections, a subscription fee of $0.99 per month applies. This model would encourage user adoption (free), growth, and could generate revenue from active users.

Enterprise: Recognizing the challenges faced by companies and organizations in managing accurate contact information for employees, customers, vendors, and service providers, the Company aims to enhance its application for enterprise usage. Specific features and functionalities will be developed to meet the unique needs of businesses. While the exact pricing structure is still under development, the Company plans to offer annual subscriptions tailored for a certain number of users and connections. This enterprise-focused approach provides businesses with a comprehensive solution to streamline their contact management processes and encourages individual users to join the network.

CRM Integration: To further expand its reach and provide added value, the Company intends to develop APIs that allow users of the My Contact Network application to connect their live contacts with various customer relationship management ("CRM") systems. By integrating with popular CRMs, the application can increase the accuracy of contact information within these platforms. This approach offers a mutually beneficial solution for both the Company and CRM providers.

Corporate Structure

Cortlandt Street Holdings, Inc. is a C Corporation registered in the state of Delaware. It has no parent or subsidiary entities and My Contact Network is a registered d/b/a of the Company in multiple jurisdictions.

The CEO of MCN, Logan Walters, does not currently receive a salary for his work with the Company but does receive one from Forge Equity Partners, a company for which he concurrently works.

IP

The Company holds multiple Trademarks related to My Contact Network which are registered with the USPTO.

A Minority Shareholder Provides Consulting Work

Kuvio Creative ("Kuvio"), a minority shareholder of the Company, has in the past and continues to provide development and other services to the Company. Kuvio is a holder of non-voting common stock of the Company and continues to provide valuable development, design, marketing, and strategic advisory services to the Company. In the future, Kuvio may be paid in cash and/or equity for their ongoing services.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $12,500.00

Number of Securities Sold: 133,644

Use of proceeds: Software development, legal, general administrative.

Date: May 25, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 285,500

Use of proceeds: There was no money raised. These non-voting common shares were issued to Kuvio Creative for their work on and delivery of the software application My Contact Network. The original agreement that promised them these shares was signed May 1, 2020. They delivered the software application and their share certificate was signed March 4, 2022.

Date: March 04, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $65,000.00

Number of Securities Sold: 154,684

Use of proceeds: Software development, legal, operating expenses.

Date: January 31, 2023

Offering exemption relied upon: Section 4(a)(2)

[I am assuming StartEngine will complete the information for our recent SE raise]


REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION


Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue

Since our application is in the early stages of release and freely available, we have not generated any revenue.

Expenses

Operating Expenses for fiscal year 2023 were $44,083 compared to $50,094 in fiscal year 2022.

The decrease was primarily related to lower software development-related expenses to support our application, MCN.

Historical results and cash flows:

The Company is currently in the initial production stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we plan to begin generating revenue in the future.

Past cash was primarily generated through equity investments and promissory notes. Our goal is to begin increasing the adoption of the application through both enterprise and individual users to generate cash flow. Our cash flows in the future may continue to come from equity investments and promissory notes as we invest in development and marketing to increase adoption. If we are successful in increasing adoption we believe we will be successful in generating revenues, and our goal is to ultimately generate cash flows sufficient to internally fund the Company's growth initiatives.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $47,545.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Logan Walters - shareholder, director & officer

Amount Owed: $6,812.88

Interest Rate: 3.0%

Maturity Date: December 31, 2027

Creditor: Rob Parker - shareholder

Amount Owed: $6,812.88

Interest Rate: 3.0%

Maturity Date: December 31, 2027

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Logan Marquis Walters

Logan Marquis Walters's current primary role is with Forge Equity Partners . Logan Marquis Walters currently services 10 or more hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO and Board Director

Dates of Service: April, 2017 - Present

Responsibilities: Original product creation & design, business development, and overall management of the Company's business & affairs. Logan doesn't receive a salary for his work with the Company and devotes up to 10 hours per week to the Company.

Other business experience in the past three years:

Employer: Forge Equity Partners

Title: Co-Founder/Partner

Dates of Service: June, 2021 - Present

Responsibilities: Sourcing capital and investment opportunities, as well as execution and oversight of investments in operating companies. Logan receives a salary for his work with this company and works approximately 40 hours per week.

Other business experience in the past three years:

Employer: Valedor Partners

Title: Co-Founder/Partner

Dates of Service: January, 2018 - May, 2021

Responsibilities: Sourcing capital and investment opportunities, as well as execution and oversight of investments in operating companies.

Name: Gardner Dudley

Gardner Dudley's current primary role is with Forge Equity Partners. Gardner Dudley currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: March, 2022 - Present

Responsibilities: Management of official corporate records and acting as a resource to board members.

Other business experience in the past three years:

Employer: Forge Equity Partners

Title: Partner

Dates of Service: June, 2021 - Present

Responsibilities: Identifying investments, working with portfolio companies, other administrative duties.

Other business experience in the past three years:

Employer: Valedor Partners

Title: Partner

Dates of Service: February, 2018 - May, 2021

Responsibilities: Identifying investments, working with portfolio companies, consulting, other administrative duties.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Logan Marquis Walters

Amount and nature of Beneficial ownership: 3,681,188

Percent of class: 73.5

RELATED PARTY TRANSACTIONS

Name of Entity: Logan Walters & Rob Parker

Relationship to Company: Shareholders (Logan Walters and Rob Parker) & Director, Officer (Logan Walters)

Nature / amount of interest in the transaction: On September 22, 2017, the Company received two loans from the co-founders and shareholders, Logan Walters and Rob Parker, the aggregate amount of $10,000. On August 10, 2018, the Company received two additional loans from the co-founders and shareholders, Logan Walters and Rob Parker, the aggregate amount of $1,500.

Material Terms: The 2017 loans bear an interest rate of 3% and have a maturity date set on December 31, 2027. As of December 31, 2023, and December 31, 2022, the outstanding balance of these loans including accrued interest is in the amount of $11,883 and $11,583, respectively. The 2018 loans also bear an interest rate of 3% and have the same maturity date of December 31, 2027. As of December 31, 2023, and December 31, 2022, the outstanding balance of these loans including accrued interest is in the amount of $1,743 and $1,698, respectively.

Name of Entity: Kuvio Creative

Names of 20% owners: None

Relationship to Company: Kuvio is a shareholder of 5.7% of the total stock of the company and the primary developer of the MCN application.

Nature / amount of interest in the transaction: Kuvio Creative has in the past and continues to provide development and other services to the Company. For the year ending December 31, 2022, $18,350 was paid to Kuvio for these services. For the year ending December 31, 2023, the Company paid Kuvio $49,212 for these services.

Material Terms: Kuvio received Non-Voting Common Stock of the Company in February of 2022 upon delivering the working mobile and web software applications known as My Contact Network through an agreement between Kuvio and the Company signed in 2020, valuing that Non-Voting Common Stock at $5,000.

OUR SECURITIES

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,474,010 outstanding.

Voting Rights

one vote per share

Material Rights

There are no material rights associated with Common Stock.

Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 536,002 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Non-Voting Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is currently a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants of one type of service, providing a platform for keeping contacts updated. Our revenues are therefore dependent upon the market for keeping contacts updated. We may never have an operational product or service It is possible that there may never be an operational product at the level we are targeting or that the product may never be used to engage in transactions. It is possible that the failure to release the next version or versions of the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors. Developing new products and technologies entails significant risks and uncertainties We are currently developing additional features and other improvements to our application and have only deployed a version one releasable application. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in deployment, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Cortlandt Street Holdings, Inc. was formed on 09/14/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Cortlandt Street Holdings, Inc has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and no revenue. If you are investing in this company, it's because you think that our product and service are a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, the Company's value may be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company may lose potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including development, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Cortlandt Street Holdings, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Cortlandt Street Holdings, Inc. could harm our reputation and materially negatively impact our financial condition and business. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. The Chief Executive Officer currently splits his time between working for MCN and another company The CEO of Cortlandt Street Holdings, Inc. d/b/a My Contact Network (MCN) (Logan Walters) currently spends approximately 40 hours of his time managing and operating Forge Equity Partners and approximately 10 or more hours per week with MCN. Although Logan intends to devote more of his time to MCN moving forward, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company. Once MCN has 100,000 users Logan may allocate substantially more time to MCN, or depending on the specific Company needs at that point hire a CEO or other leadership that is a fit for the Company at that time." The Chief Executive Officer does not currently receive a salary for his role with the Company Logan Walters, the CEO of MCN, does not currently receive a salary for his work with MCN but does receive one for his work with Forge Equity Partners. Although Logan is a majority owner of MCN, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. As the Company grows and the user numbers increase, and / or revenue is generated, Logan may receive some compensation either through a direct salary or consulting agreement through which MCN pays Forge. This compensation level is expected to be commensurate with the time spent by Forge or Logan on MCN and is not initially expected to exceed $50,000 per year. No guarantees have been made by the Company to Forge or Logan regarding any future salary or consulting payments. However, if the Company does achieve its product adoption goals or begin to generate substantial revenue, there is no guarantee Logan will be paid a salary for his work at MCN.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2024.

Cortlandt Street Holdings, Inc

By   /s/ *Logan Walters*

        Name: Cortlandt Street Holdings, Inc.

        Title: Chief Executive Officer

FINANCIAL STATEMENTS

CORTLANDT STREET HOLDINGS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Cortland Street Holdings, Inc.
Houston, Texas

We have reviewed the accompanying financial statements of Cortland Street Holdings, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 27, 2024
Los Angeles, California

CORTLANDT STREET HOLDINGS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 47,545	$ 666
Total Current Assets	**47,545**	**666**
Intangible Assets	63,446	63,446
Total Assets	**$ 110,991**	**$ 64,112**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Other Current Liabilities	$ 28,877	$ 43,820
Total Current Liabilities	**28,877**	**43,820**
Shareholder Loan	13,626	13,281
Total Liabilities	**42,503**	**57,100**
STOCKHOLDERS EQUITY		
Common Stock	476	476
Non-Voting Common Stock	25	-
Additional Paid in Capital	251,098	123,187
Equity Issuance Costs	(22,030)	-
Retained Earnings/(Accumulated Deficit)	(161,080)	(116,651)
Total Stockholders' Equity	**68,488**	**7,012**
Total Liabilities and Stockholders' Equity	**$ 110,991**	**$ 64,112**

See accompanying notes to financial statements.

CORTLANDT STREET HOLDINGS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
Legal	8,262	5,322
Software Development Expenses	29,212	38,350
Other General and Administrative	6,610	6,422
Total operating expenses	44,083	50,094
Operating Income/(Loss)	(44,083)	(50,094)
Interest Expense	346	345
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(44,429)	(50,439)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (44,429)	$ (50,439)

See accompanying notes to financial statements.

CORTLANDT STREET HOLDINGS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Non-Voting Common Stock		Additional Paid In Capital	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2021	4,474,010	$ 447			$ 118,215		$ (66,212)	$ 52,451
Issuance of Restricted Stock	285,500	29			4,971			5,000
Net Income/(loss)							(50,439)	(50,439)
Balance—December 31, 2022	4,759,510	476			123,187		$ (116,651)	$ 7,012
Issuance of Stock		-	154,684	15	64,975			64,991
Shares Issued on Crowdfunding Platform		-	93,488	9	62,936	(22,030)		40,915
Net Income/(loss)							(44,429)	(44,429)
Balance—December 31, 2023	4,759,510	$ 476	248,172	$ 25	$ 251,098	$ (22,030)	$ (161,080)	$ 68,488

See accompanying notes to financial statements.

CORTLANDT STREET HOLDINGS INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ In Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(44,429)	$	(50,439)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Stock Based Compensation		-		5,000
Changes in operating assets and liabilities:				
Other Current Liabilities		(14,942)		39,413
Accrued Interest on shareholder loans		345		345
Net cash provided/(used) by operating activities		(59,026)		(5,681)
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		105,905		-
Stock Repurchase		-		-
Net cash provided/(used) by financing activities		105,905		-
Change in Cash		46,879		(5,681)
Cash—beginning of year		666		6,348
Cash—end of year	$	47,545	$	666
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Cortland Street Holdings Inc. was incorporated on September 14, 2017, in the state of Delaware. The financial statements of Cortland Street Holdings, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Houston, Texas.

The Company is the owner of the software application "My Contact Network".   When contact information is changed, it automatically syncs with all verified contacts ensuring that connected users always have updated contact information for all of their verified contacts. Our sales process is utilizing our personal and professional networks and social media to spread awareness of the application.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in bank accounts. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist.

If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its Software Development costs, which will be amortized over the expected period to be benefitted, which may be as long as ten years.

We capitalize software development costs once technological feasibility is established and we determine that such costs are recoverable against future net sales. Amounts related to software development for which technological feasibility is not yet met are charged as incurred to statement of operations. Commencing upon product release, capitalized software development costs are amortized to "Cost of revenue, service, and hardware used for resale" in our statements of operations based on the ratio of current gross sales to total projected gross sales.

Income Taxes

Cortland Street Holdings Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company plans to earn revenues from subscription and other fees charged for the use of its application.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 27, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Accrued Expenses	$ 28,877	$ 43,820
Total Other Current Liabilities	**$ 28,877**	**$ 43,820**

4. INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible assets consist of:

As of Year Ended December 31,	2023	2022
Capitalized Software Development	$ 63,446	$ 63,446
Intangible assets, at cost	**63,446**	**63,446**
Accumulated amortization	-	-
Intangible assets, Net	**$ 63,446**	**$ 63,446**

Intangible assets will be amortized, once the Company begins generating revenue which is expected to commence in 2024.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of Common Stock with a par value of $0.0001 of which 10,000,000 shares shall be classified as "Common Stock" and 5,000,000 shares shall be classified as "Non-Voting Common Stock". As of December 31, 2023, 4,759,510 shares of Common Stock and 248,172 shares Non-Voting Common Stock. As of December 31, 2022, 4,759,510 shares of Common Stock were issued and outstanding.

6. DEBT

Owner Loans

During the years presented, the Company borrowed money from the owners, Logan Walters and Rob Parker. The details of the loans from the owners are as follows:

Shareholder	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023					For the Year Ended December 2022				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Logan Walters	$ 5,000	3.00%	9/22/2017	12/31/2027	$ 150	942 $	-	$ 5,000 $	5,942	$ 150 $	792 $	-	$ 5,000 $	5,792
Rob Parker	$ 5,000	3.00%	9/22/2017	12/31/2027	$ 150	942 $	-	$ 5,000 $	5,942	$ 150 $	792 $	-	$ 5,000 $	5,792
Logan Walters	$ 750	3.00%	8/10/2018	12/31/2027	$ 23	121 $	-	$ 750 $	871	$ 23 $	99 $	-	$ 750 $	849
Rob Parker	$ 750	3.00%	8/10/2018	12/31/2027	$ 23 $	121 $	-	$ 750 $	871	$ 23 $	99 $	-	$ 750 $	849
Total					345 $	2,126 $	-	$ 11,500 $	13,626	$ 345 $	1,781 $	-	$ 11,500 $	13,281

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022, consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (9,330)	$ (10,592)
Valuation Allowance	9,330	10,592
Net Provision for income tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022, are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (30,428)	$ (21,098)
Valuation Allowance	30,428	21,098
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that until first revenue generation the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $144,897, and the Company had state net operating loss ("NOL") carryforwards of approximately $144,897. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

On September 22, 2017, the Company received two loans from the co-founders and shareholders, Logan Walters and Rob Parker, the aggregate amount of $10,000. The loans bear an interest rate of 3% and have a maturity date set on December 31, 2027. As of December 31, 2023, and December 31, 2022, the outstanding balance of these loans including accrued interest is in the amount of $11,883 and 11,583, respectively.

On August 10, 2018, the Company received two loans from the co-founders and shareholders, Logan Walters and Rob Parker, the aggregate amount of $1,500. The loans bear an interest rate of 3% and have a maturity date set on December 31, 2027. As of December 31, 2023, and December 31, 2022, the outstanding balance of these loans including accrued interest is in the amount of $1,743 and $1,698, respectively.

Kuvio Creative ("Kuvio"), a minority shareholder of the Company, has in the past and continues to provide development and other services to the Company. For the year ending December 31, 2022, $18,350 was paid to Kuvio for these services. For the year ending December 31, 2023, the Company paid Kuvio $49,212 for these expenses. Kuvio received Non-Voting Common Stock of the Company in February of 2022 upon delivering the working mobile and web software applications known as My Contact Network through an agreement between Kuvio and the Company signed in 2020, valuing that Non-Voting Common Stock at $5,000.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through March 27, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $44,083, an operating cash flow loss of $59,026, and liquid assets in cash of $47,545, which less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

`

I, Logan Walters, the Chief Executive Officer of Cortlandt Street Holdings, Inc., hereby certify that the financial statements of Cortlandt Street Holdings, Inc. and notes thereto for the periods ending December 31, 2022 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Cortlandt Street Holdings, Inc. has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification was executed on April 3, 2024.



Logan M. Walters

Chief Executive Officer

April 3, 2024

CERTIFICATION

I, Logan Walters, Principal Executive Officer of Cortlandt Street Holdings, Inc, hereby certify that the financial statements of Cortlandt Street Holdings, Inc included in this Report are true and complete in all material respects.

Logan Walters

Chief Executive Officer